FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

FAIRFAX FINANCIAL HOLDINGS LIMITED AND FIRST MERCURY FINANCIAL CORPORATION ANNOUNCE RESULTS OF A SPECIAL MEETING OF THE STOCKHOLDERS OF FIRST MERCURY

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

TORONTO, CANADA and SOUTHFIELD, MICHIGAN, January 14, 2011 - Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) and First Mercury Financial Corporation  (“First Mercury”) (NYSE: FMR) announced that First Mercury’s stockholders today voted in favor of Fairfax’s acquisition of First Mercury for $16.50 per share in cash.  Over 99% of the votes cast, representing approximately 85% of the shares of First Mercury common stock issued and outstanding, were in favor of adoption of the merger agreement.

The merger remains subject to approval by the Arkansas, Delaware and Illinois Departments of Insurance and the satisfaction or waiver of the other closing conditions set forth in the merger agreement.  The merger is expected to close in February 2011.

About Fairfax and First Mercury

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

First Mercury provides insurance products and services primarily to the specialty commercial insurance markets, focusing on niche and underserved segments. During the Company's 37 years of underwriting risks, First Mercury has developed the underwriting expertise and cost-efficient infrastructure which has enabled it to effectively underwrite such risks.

Forward-looking Statements

This press release includes certain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax or First Mercury to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timing and completion of the merger, the outcome of any legal proceedings relating to the merger, the effect of the announcement on First Mercury’s customer relationships, operating results and business generally. Such factors also include, but are not limited to, the risks and uncertainties described in Fairfax’s reports filed with the SEC and securities regulatory authorities in Canada, which are available at www.sec.gov and www.sedar.com, and in First Mercury’s reports, including its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC, which are available at www.sec.gov. Fairfax and First Mercury disclaim any intention or obligation to update or revise any forward- looking statements, except as required by law.

Contacts

Fairfax Financial Holdings Limited:

John Varnell
Chief Financial Officer
416-367-4941

Media Contact:
Paul Rivett
Chief Legal Officer
416-367-4941

First Mercury Financial Corporation:

Michael Roskiewicz
SVP & Corporate Counsel
248-213-0445

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946